Amendment No. 1
The Sportsman's Guide, Inc.
Common Stock
CUSIP Number  848907 10 1
Filing Fee:  None
CUSIP No.  848907 10 1
Item 1:   Reporting Person - Frederick J. Kroger
Item 4:   PF
Item 6:   United States
Item 7:   1,662,341
Item 8:   0
Item 9:   1,662,341
Item 10:  0
Item 11:  1,662,341
Item 13:  6.9%
Item 14:  IN
Item 1.   SECURITY AND ISSUER

     The securities to which this statement relates are shares of Common Stock, par value $.01, of:

          The Sportsman's Guide, Inc.
          411 Farwell Avenue
          South St. Paul, MN  55075

Item 2.   IDENTITY AND BACKGROUND

     (a)  Frederick J. Kroger

     (b)  905 East Third Street
          Dayton, OH  45402

     (c) Owner of Main Line Supply Co., Inc., a wholesaler of pipe valves and fittings, located at 905 East Third Street, Dayton, Ohio 45402

     (d)  Criminal violations:  None

     (e)  Party to Civil Action:  None

     (f)  Citizenship:  United States of America

Item 3.   SOURCE OF AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Kroger received warrants to purchase 723,333 shares of Common Stock as part of a principal payment on promissory notes held by Mr. Kroger.

Item 4.   PURPOSE OF TRANSACTION

     Mr. Kroger loaned the funds to acquire the promissory note and stock warrant for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Kroger is the beneficial owner of 1,662,341 (6.9%) shares of Common Stock (729,000 of which represent shares issuable upon the exercise of stock warrants).

     (b)  Sole power to vote and dispose of Common Stock

          1,662,341 shares of Common Stock

          Shared power to vote and dispose of Common Stock

          0

     (c)  None

     (d)  None

     (e)  Not applicable

Item 6.   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OF RELATION-
          SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FREDERICK J. KROGER

                                   Frederick J. Kroger

Date:  June __, 1996